Wiggin and Dana LLP
One Century Tower
P.O. Box 1832
New Haven, Connecticut
06508-1832

203.498.4400
203.782.2889 fax
www.wiggin.com

[redacted]

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WIGGIN AND DANA

Counsellors at Law

March 27, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

File No. 082-34735

Re: ASSA ABLOY AB – Amendment to Application for Exemption Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Dear Ladies and Gentlemen:

On behalf of ASSA ABLOY AB (the "Company"), File No. 082-34735, I hereby furnish this letter in order to amend the Company's application for exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 12g3-2(f), the Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, the address of which is:

http://www.assaabloy.com/en/com/IR/

Should you have any questions or comments in connection with this amendment, please feel free to contact me at (203) 498-4376. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Sincerely,

Christian M. McNamara

cc: Jacob Wahlberg

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